Exhibit 12

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
(dollars in millions)	2013	2012	2012	2011	2010	2009	2008
Loss from Continuing Operations Before Taxes	$(84)	$(331)	$(374)	$(786)	$(712)	$(623)	$(312)
Interest on Debt, Net of Capitalized Interest	501	558	733	716	586	595	570
Amortization of Capitalized Interest	—	—	—	—	—	—	48
Portion of rents deemed representative of the interest factor (1/3)	76	76	101	77	69	68	68
(Losses) Earnings Available for Fixed Charges	$493	$303	$460	$7	$(57)	$40	$374
Interest on Debt	501	558	733	716	586	595	570
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	76	76	101	77	69	68	68
Total Fixed Charges	$577	$634	$834	$793	$655	$663	$638
Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—
Deficiency	$(84)	$(331)	$(374)	$(786)	$(712)	$(623)	$(264)